Otis Worldwide Corporation
One Carrier Place
Farmington, CT 06032

July 19, 2022

VIA EDGAR (Correspondence)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C.20549
Attn: Claire Erlanger and Eiko Yaoita Pyles

Re:    Otis Worldwide Corporation
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 4, 2022
Form 10-Q for the Quarterly Period Ended March 31, 2022
Filed April 27, 2022
File No. 001-39221

Dear Ms. Erlanger and Ms. Pyles:

This letter sets forth the responses of Otis Worldwide Corporation (the “Company” or “Otis”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter to the Company dated July 11, 2022 (the “Letter”) regarding the filings listed above.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. Further, we understand and acknowledge that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to our filings, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, we have repeated the caption and comment contained in the Letter below, in italics, together with the subheadings used in the Letter.

Form 10-Q for the quarterly period ended March 31, 2022

Risk Factors, page 41

1.    We note your response to prior comment 3 that you disclose in your 2022 Proxy Statement the extensive role of your Board of Directors and its Committees in overseeing risks at Otis, and that the Board of Directors and its Committees regularly review and receive reports on the risks impacting the Company. Please include specific disclosure in your periodic filings regarding Board of Director oversight of the risks associated with the crisis in Ukraine. Also, in regards to your statement that you will continue to fulfill your existing agreements and provide essential equipment and services in Russia, please quantify the estimated amounts that the company may be required to pay. Additionally, to the extent there were material changes to the risks since the filing of your Form 10-Q for the quarterly period ended March 31, 2022, please provide us with the disclosures you intend to include in your future filings.

Response to Comment 1:

The comments are duly noted, and we will address the specific points listed above in future filings, as applicable, including disclosure of the Board of Director oversight of the risks associated with the conflict between Russia and Ukraine and quantification of the amounts the Company may be required to pay to continue fulfilling existing agreements and provide essential equipment and services in Russia. Taking into account events transpiring during the second quarter of 2022, Otis intends to include disclosure of the status of our business in Russia substantially similar to the following in its Form 10-Q for the quarter and six months ended June 30, 2022, updated appropriately as developments warrant:

Risks associated with the ongoing conflict between Russia and Ukraine

The ongoing conflict between Russia and Ukraine has resulted in worldwide geopolitical and macroeconomic uncertainty, including volatile commodity markets, foreign exchange fluctuations, supply chain disruptions, increased risk of cyber incidents, reputational risk, increased operating costs (including fuel and other input costs), environmental, health and safety risks related to securing and maintaining facilities, additional sanctions and other regulations (including restrictions on the transfer of funds to and from Russia).

As previously disclosed, in March 2022 we stopped taking new equipment orders in Russia and making new investments in the country, and reassessed our operations in Russia, which represented approximately 2% of our 2021 revenue and operating profit, comprised mostly of New Equipment. In June 2022 we entered into an agreement to sell our business in Russia to a third party, which is subject to customary closing conditions, including regulatory approvals in Russia. The Company cannot give any assurance that the required regulatory approvals will be received or when, on what terms or whether the sale of the business will be completed, any of which could result in loss of assets or additional impairment charges, as well as continued financial, operational, compliance and reputational risks related to performing our remaining obligations in Russia.

Pending the closing of the sale, we will continue to fulfill our existing contracts and provide essential services in Russia, when possible, while remaining in compliance with applicable laws, including applicable sanctions and export controls. As of June 30, 2022, the Company's business in Russia has remaining performance obligations for contracts with customers of approximately $230 million, including customary performance guarantees and purchase obligations to suppliers. The Company estimates that its Russia business has the net assets, cash flows and liquidity to continue to fulfill contractual obligations to customers, suppliers and employees as of June 30, 2022.

To the extent possible, we continue to operate our business in Ukraine, which represented less than 1% of our full year 2021 and six months ended June 2022 revenue and operating profit.

Additionally, we cannot predict how the conflict will evolve. If the conflict continues for a significant time or expands to other countries, it could heighten certain risks disclosed in Item 1A "Risk Factors" in our 2021 Form 10-K, including but not limited to, adverse effects on macroeconomic conditions, including increased inflation, constraints on the availability of commodities, supply chain disruption and decreased business spending; cyber-incidents; disruptions to our or our business partners’ global technology infrastructure, including through cyber-attack or cyber-intrusion; adverse changes in international trade policies and relations; claims, litigation and regulatory enforcement; our ability to implement and execute our business strategy; terrorist activities; our exposure to foreign currency fluctuations; reputational risk; and constraints, volatility, or disruption in the capital markets, any of which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Consistent with our risk management process, the Otis Board of Directors and its Audit Committee have received, and continues to receive, numerous updates on the ongoing conflict between Russia and Ukraine and reviewed, and continues to review, with management the financial, operational, compliance, reputational and cyber risks associated therewith and related mitigation actions. The Otis Board of Directors oversaw the process of selling our business in Russia, including reviewing the terms and conditions thereof, and the Audit Committee approved the sale. The Otis Board of Directors will continue to receive updates on the sale process until the completion of the sale, including with respect to receipt of required regulatory approvals and the satisfaction of the closing conditions.

If you have any questions regarding the responses set forth above, please do not hesitate to contact the undersigned at (959) 222-9960 or at michael.ryan@otis.com. The Company intends to file its Form 10-Q for the quarterly period ended June 30, 2022 on or about July 28, 2022.

Sincerely,

/s/ MICHAEL P. RYAN

Michael P. Ryan
Vice President and Chief Accounting Officer

cc:	Otis Worldwide Corporation Audit Committee
R. Ghai, Executive Vice President and Chief Financial Officer
M. Palmer, Partner, PricewaterhouseCoopers LLP